Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios Of Earnings To Combined Fixed Charges and Preferred Stock Dividend Requirements

($ In Millions)

Excluding Interest on Deposits:	Three Months Ended 9/30/2011	Nine Months Ended 9/30/2011

Fixed Charges:
Interest Expense (excluding interest on deposits)	$74	$233
One-Third of Rents, Net of Income from Subleases	7	20
Preferred Stock Dividends	9	194

Total Fixed Charges	$90	$447

Earnings:
Income Before Income Taxes	$530	$1,413
Fixed Charges - Excluding Preferred Stock Dividends	81	253

Total Earnings	$611	$1,666

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	6.79x	3.73x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$157	$519
One-Third of Rents, Net of Income from Subleases	7	20
Preferred Stock Dividends	9	194

Total Fixed Charges	$173	$733

Earnings:
Income Before Income Taxes	$530	$1,413
Fixed Charges - Excluding Preferred Stock Dividends	164	539

Total Earnings	$694	$1,952

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	4.01x	2.66x